U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 12b-25 SEC File No:
                           NOTIFICATION OF LATE FILING

                                    Form 10-K

                            For Period Ended 6/30/98
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         Nothing in this form shall be  construed  to imply that the  commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-K.

Part I--Registrant Information

         Full Name of Registrant: Digital Courier Technologies, Inc,
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         Former Full Name of Registrant: Datamark Holding, Inc.
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         Address of Principal Executive Office: 136 Heber Avenue, Suite 204
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         City, State and Zip Code: Park City, Utah 84060
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Part II--Rules 12b-25-(b) and (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

Part III--Narrative

         State below in reasonable detail the reasons why Form 10-K or 10-KSB or portion thereof could not be filed within the prescribed time period.

The Company had recently completed several significant acquisitions and is in the process of obtaining financing for working capital and further acquisitions. The Company is still working on certain financial and disclosure matters relating to these events.


Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

                        Mitchell Edwards, Chief Financial Officer
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         (2) Have all other periodic  reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    September 25, 1998                          By:/s/ Mitchell Edwards
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                                                        Mitchell Edwards
                                                        Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.